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SEC Mail Processing ... ANNUAL AUDITED REPORT ... ION

FORM X-17A-5
PART III

[stamp] 02 2021

Washington, DC

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SEC FILE NUMBER
8-69433

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Verit Advisors Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

181 W. Madison Street
(No. and Street)

Chicago	IL	60602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Josephs 312.572.6210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jennifer Wray CPA PLLC
(Name – *if individual, state last, first, middle name*)

16418 Beewood Glen Dr	Sugar Land	TX	77498
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ivana Shumberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Verit Advisors Capital Markets LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal
Title

Notary Public

CATHIE ROPP
Notary Public, State of Texas
Comm. Expires 10-11-2024
Notary ID 130857768

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Verit Advisors Capital Markets LLC

Financial Reports

December 31, 2020

INDEX

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
Verit Advisors Capital Markets LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Verit Advisors Capital Markets LLC as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2020, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Verit Advisors Capital Markets LLC as of December 31, 2020 and the results of its operations and its cash flows for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Verit Advisors Capital Markets LLC's management. Our responsibility is to express an opinion on Verit Advisors Capital Markets LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Verit Advisors Capital Markets LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III have been subjected to audit procedures performed in conjunction with the audit of Verit Advisors Capital Markets LLC's financial statements. The supplemental information is the responsibility of Verit Advisors Capital Markets LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Verit Advisors Capital Markets LLC's auditor since 2018.

Sugar Land, Texas

Feb 18, 2021

Assets

Cash and cash equivalents	$ 48,097
Prepaid expenses	1,075
Total Assets	**$ 49,172**

Liabilities & Member's Equity

Accrued expenses	$ 2,500
Member's equity	46,672
Total Liabilities & Member's Equity	**$ 49,172**

See Notes to Financial Statements

Statement of Operations
December 31, 2020

Revenue	$ 0
Expenses	
Business Licenses and Permits	$ 77
Compliance	951
Continuing Education	270
FinOP	9,600
FINRA Annual Assessment	3,440
Insurance Expense	842
Management Fee	1,582
Postage and Delivery	97
Professional Fees	5,000
Training	55
Total Expenses	$ 21,914
Net Loss	$ (21,914)

See Notes to Financial Statements

Statement of Changes in Member's Equity
Year Ended December 31, 2020

Balance, January 1, 2020	$ 38,586
Member's Contributions	$ 30,000
Net loss	$ (21,914)
Balance, December 31, 2020	$ 46,672

See Notes to Financial Statements

Cash flows from operating activities:	
Net loss	$ (21,914)
Adjustments to reconcile net loss to net cash used for operating activities:	
Changes in assets and liabilities:	
Decrease in Prepaid Expenses	466
Net cash used for operating activities	(21,448)
Cash flows from financing activities:	
Member's Equity	30,000
Net cash provided by financing activities	30,000
Net increase in cash & cash equivalents	8,552
Cash & cash equivalents, beginning of year	39,545
Cash & cash equivalents, end of year	$ 48,097

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Verit Advisors Capital Markets, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Verit Advisors, LLC (the "Member"). The Company was formed in 2013 as a limited liability company in accordance with the laws of the state of Illinois. The first capital contribution was made in July 2015, from the Member. The firm was approved as a member of FINRA on February 8, 2016. The primary business of the Company is to provide services in the areas of mergers and acquisitions and offer private placements. The Company serves privately held middle market companies located in the United States of America.

Basis of Presentation

The accounting policies and reporting practices of the Company conform to the practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rules (Rule 15c3-1) which require that the Company maintain a minimum net capital, as defined.

Cash and Cash Equivalents - The Company considers all highly liquid debt instruments having original maturities of three months or less at the date of purchase to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts. At December 31, 2020, cash and cash equivalents were held in an interest bearing account at JPMorgan Chase Bank totaling $48,097.

Note 1 – Nature of Business and Summary of Significant Accounting Policies (continued)

Revenue Recognition - Service fee revenues are recorded in the period services are provided. Placement agent fees are recorded on a trade-date basis as transactions occur.

Management Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2020 and revenues and expenses during the year then ended. Actual results could differ from those estimates.

Income Taxes - No provisions have been made for income taxes since the Company is a single member limited liability company and is considered a disregarded entity for income tax purposes. The sole member is liable for income taxes based on the Company's taxable income.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses. As of December 31, 2020, the company has no significant uncertain tax positions.

Subsequent Events - The subsequent events for the Company have been evaluated by management through February 18, 2021, the date financial statements were available to be issued. It was determined that there were no subsequent events to recognize in the financial statements.

Note 2 – Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting capital ratio would exceed 10 to 1. As of December 31, 2020, the Company had net capital of $45,597 which was $40,597 in excess of its required net capital of $ 5,000. The Company's ratio of aggregate indebtedness to net capital was .0548 to 1.

Note 3 – Commitment and Related Party Transactions

The Company and the Member have entered into an agreement whereby they share office space and office services. It has been agreed by the parties that expenses will be allocated in accordance with the agreement. The amount of expenses allocated to the Company during 2020 was $1,582.

Note 4 – Commitment and Contingencies

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2020, and through the date of this report, there were no such claims.

Note 5 – Going Concern

The firm generated $0 revenue in 2020. While the firm is optimistic that it will generate sufficient revenue in 2021, it will continue to be supported by its parent, Verit Advisors LLC, through capital contributions until such time it can independently sustain its existence.

Supplemental Information

VERIT ADVISORS CAPITAL MARKETS, LLC

Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2020

		Schedule I
NET CAPITAL		
Total member's capital from statement of financial condition	$	46,672
11,		
Deductions		
Non-allowable assets:		
Prepaid expenses		1,075
Net Capital	$	45,597
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required -		
Higher of 12.5% times aggregate indebtedness or $5,000	$	5,000
Excess Net Capital	$	40,597
Excess Net Capital (Net capital less 10% of total aggregate indebtedness or 120% of the minimum net capital required)	$	39,597
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness included in the statement of financial condition	$	2,500
Ratio of aggregate indebtedness to net capital		.00548 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital per Part II of Form X-17A-5 as originally filed	$	45,597
Adjustments		0
	$	45,597
Total aggregate indebtedness per Part II of Form X-17A-5 as originally filed	$	2,500
Adjustments		0
	$	2,500

VERIT ADVISORS CAPITAL MARKETS, LLC

Supplementary Statements II & III Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As the Year-Ended December 31, 2020

Schedule II

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No Statement is required as no subordinated liability existed at any time of the year.

Schedule III

Statement Regarding Reserve Requirement and Possession or Control Requirement

Information related to possession or control requirement is not applicable to Verit Advisor Capital Markets, LLC as the Company qualifies as Non-Covered Firm because the company provides mergers and acquisitions and the private placement of securities. During the report period the firm (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of rule 15c2-4; (b) did not carry account of or for customers; and (c) did not carry PAB account (as defined in rule 15c3-3)

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Verit Advisors Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Verit Advisors Capital Markets, LLC states that the Company file an exemption report because The Company provides private placements of securities, and mergers and acquisitions services; during the report period the firm (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (b)did not carry accounts of or for customers; and (c) did not carry PAB account (as defined in Rule 15c3-3); and (2) Verit Advisors Capital Markets, LLC stated that Verit Advisors Capital Markets, LLC met the identified exemption provisions throughout the year ended December 31, 2020 without exception. Verit Advisors Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Verit Advisors Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

2/18/2021

Verit Advisors Capital Markets, LLC

Exemption Report

December 31, 2020

Verit Advisors Capital Markets, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"}. This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

Verit Advisors Capital Markets LLC states that company file an exemption report because the company provides private placements of securities, and mergers and acquisition services; During the report period the firm (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of rule 15c2-4; (b) did not carry account of or for customers; and (c) did not carry PAB account (as defined in rule 15c3-3); and Verit Advisors Capital Markets LLC met the identified exemption provisions throughout the year ended December 31, 2020 without exception.

Ivana Shumberg

Ivana Shumberg
FINOP
February 18, 2021

Verit Advisors Capital Markets, LLC | 181 West Madison Street, Suite 3745 |
Chicago, IL 60602
p. 312.572.6210 | f. 312.572.6218 | www.verit.com